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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] Annual report pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                   For the fiscal year ended December 30, 2000

                                       OR

             [ ] Transition report pursuant to Section 15(d) of the
                       Securities And Exchange Act of 1934
                  For the transition period from __________ to

                         Commission file number ________

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
    The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan
                              110 Riverbend Avenue
                            Lewis Center, Ohio 43035

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                               DCB Financial Corp.
                              110 Riverbend Avenue
                            Lewis Center, Ohio 43035



                        Financial Statements and Exhibits

The following financial statements and exhibits are filed as part of this annual report:

    Exhibit 99 Financial Statements and Supplemental Schedules for The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan for the years ended December 30, 2000 and 1999




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                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Delaware County Bank & Trust Company, trustee and administrator of the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   The Delaware County Bank & Trust Company
                                   Employee 401(k) Retirement Plan



Date: October 9, 2001              The Delaware County Bank & Trust Company



                                   By:  /S/ Larry D. Coburn
                                        -------------------------------
                                        Larry D. Coburn
                                        President and Chief Executive Officer